SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER	000-32273
CUSIP NUMBER

|  |   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |X|   Form 10-Q    |  |   Form NSAR

For the period ended: April 30, 2003

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Kingdom Ventures, Inc. Legends of the Faith, Inc. 1045 Stephanie Way Minden, NV 89423

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Registrant was unable to obtain the necessary review of the financial information from its independent accountant in time to file the report by the cutoff time for EDGAR filing.
Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Gene Jackson	775	267-2242

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Revenues. For the three months ended April 30, 2003, the Company generated revenues of $1,151,981. This is an increase of $483,438 over the $668,543 in revenues in the same period in 2002, which represents a 72% increase. The increase in revenues is attributable to growth in the Xtreme Notebooks division, to the addition of several business initiatives including Faith Group Services which reaches the mainline and evangelical Christian community with Internet based services, and higher apparel sales through our Mr. Roy Productions, Inc.

      Expenses. Cost of goods sold increased $357,313 from $493,593 to $850,906 for the three-month period ended April 30, 2003, an increase of 72%. These increases are proportional to the increased revenue activity. Operating expenses increased by $2,729,331 from $199,649 to $2,928,980, an increase of 1367%, in the three-month period ended April 30, 2003. The increase is minimally related to increased operations at Mr. Roy Productions, Inc. and primarily related to costs associated with the exercise of compensation warrants at below market prices by business development consultants which have been reflected in accordance with Generally Accepted Accounting Principles (GAAP) on the company financial statements. Those costs added $2,565,060 to operating expenses.

      Net Profit. For the three months ended April 30, 2003, the Company had a net loss of $2,620,716, compared to a net loss of $62,744 for the three month period ended April 2002. This increase is almost completely related to the recognition of compensation expenses relating to warrants for business development consultants.SWIZ12B25_registrant=Kingdom Ventures, Inc.

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 17, 2003	By:	/s/ Gene Jackson Gene Jackson President, Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).